FORM 51-102F3

(Previously Form 53-901F)

Material Change Report

Item 1: Name and Address of Company

Pacific North West Capital Corp.

2303 West 41st Avenue

Vancouver, BC,  V6M 2A3

Item 2: Date of Material Change:

November 18, 2008

Item 3: News Release:

A news release dated and issued on November 18, 2008 was disseminated through Canada News Wire

Item 4: Summary of Material Change:

John Londry, Vice President Exploration, Retires

Pacific North West Capital Corp. Appoints

New Vice President Business Development and Vice President  Exploration

Item 5: Full Description of Material Change:

Vancouver, British Columbia – November 18, 2008 Pacific North West Capital Corp. (PFN) (TSX: PFN; OTCBB: PAWEF; Frankfurt: P7J) -- Pacific North West Capital Corp. (the "Company") announces the retirement of Mr. John Londry as Vice President, Exploration.  On behalf of the Board, management and shareholders of the Company, we would like to thank Mr. Londry for his years of dedication and service to the Company.  Mr. Londry has agreed to be available to the Company as a consultant for assistance with special projects.

The Company is pleased to announce the appointments of Dr. Greg Myers, Ph.D., P.Geo., as Vice-President Business Development and Dr. Jonathan Findlay, Ph.D., P.Geo as Vice-President Exploration.

On behalf of the Board of Directors of Pacific North West Capital Corp, Harry Barr, President and CEO, would like to welcome Dr. Myers and Dr. Findlay to the Company.  The members of the Board of Directors are looking forward to working closely with Dr. Myers and Dr. Findlay to further develop our corporate objectives.

Dr. Myers, Ph.D., P.Geo. has 25 years of experience in the base and precious metal resource industry ranging from grass-roots exploration to mine production.  Dr. Myers is a recognized expert in the assessment and evaluation of base and precious metal systems and has enjoyed a distinguished career that has been both field and research oriented.  Dr Myers has designed and implemented several successful exploration and mine feasibility programs in Mexico, Peru, and North America working for several companies including BHP Billiton, Phelps Dodge, Kennecott, Newmont, and several junior companies.  During his career he has been involved with the discovery of three gold mines and the significant resource expansion at several gold and copper mine properties in Alaska, Nevada, New Mexico, Mexico, and Peru. Dr. Myers has served as President, CEO, COO, VP Exploration, and Director of several junior Canadian mining companies.

Dr. Jonathan Findlay, Ph.D., P.Geo., brings with him 20 years of industry experience, primarily focused on Copper-Nickel-Platinum Group Metal deposits in mafic and ultramafic rocks.  Dr. Findlay has worked on over such thirty projects, in geographically diverse areas including Canada, USA, Brazil, India and South Africa.  Dr. Findlay's experience includes senior exploration roles with Anglo American Base Metals Exploration, as well as numerous junior exploration companies, including Freewest Resources, Canamera Geological Ltd. New Millenium Metals, Mustang Minerals, and most recently, Beartooth Platinum Corp.  Dr. Findlay is a specialist in Platinum Group Metals and Nickel, and his knowledge will be a core asset to Pacific North West Capital Corp.

Item 6: Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:

If this Report is being filed on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51-102, state the reasons for such reliance.

Not Applicable

Item 7: Omitted Information

Not Applicable

Item 8: Executive Officer

Charlotte Brown, Corporate Secretary

Telephone:  604-685-1870      Facsimile:  604-685-6550

Item 9: Statement of Senior Officer

Dated at the City of Vancouver, in the Province of British Columbia this 18th day of November 2008.